SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 3)

                             CHASE INDUSTRIES INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                  161568-10-0
                                 (CUSIP Number)

                              THOMAS F. MCWILLIAMS
                      VICE PRESIDENT AND MANAGING DIRECTOR
                          COURT SQUARE CAPITAL LIMITED
                                399 PARK AVENUE
                            NEW YORK, NEW YORK 10043
                                 (212) 559-1127

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a Copy to:

                               CRAIG L. GODSHALL
                                    DECHERT
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 994-4000

                               September 27, 2002
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

          Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 161568-10-0                                         Page 2 of 11 Pages
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      COURT SQUARE CAPITAL LIMITED
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [__]
                                                                       (b) [__]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [__]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF              7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   0
   OWNED BY               ------------------------------------------------------
     EACH                 8     SHARED VOTING POWER
  REPORTING
   PERSON                       0
    WITH
                          ------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                0
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [--]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 161568-10-0                                         Page 3 of 11 Pages
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      CITICORP BANKING CORPORATION
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [__]
                                                                       (b) [__]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [__]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
     NUMBER OF            7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY                 0
     OWNED BY             -----------------------------------------------------
       EACH               8     SHARED VOTING POWER
    REPORTING
     PERSON                     0
      WITH                -----------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                0
                          -----------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [--]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 161568-10-0                                         Page 4 of 11 Pages
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      CITICORP
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [__]
                                                                       (b) [__]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [__]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF           7     SOLE VOTING POWER
       SHARES
     BENEFICIALLY               0
      OWNED BY            -----------------------------------------------------
        EACH              8     SHARED VOTING POWER
      REPORTING
       PERSON                   0
        WITH              -----------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                0
                          -----------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [--]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 161568-10-0                                         Page 5 of 11 Pages
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      CITIGROUP HOLDINGS COMPANY
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [__]
                                                                       (b) [__]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [__]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF           7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY               0
      OWNED BY            -----------------------------------------------------
       EACH               8     SHARED VOTING POWER
     REPORTING
      PERSON                    0
       WITH               -----------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                0
                          -----------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [--]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 161568-10-0                                         Page 6 of 11 Pages
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      CITIGROUP INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [__]
                                                                       (b) [__]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                [__]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF           7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                0
     OWNED BY             -----------------------------------------------------
       EACH               8     SHARED VOTING POWER
     REPORTING
      PERSON                    0
       WITH               -----------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                0
                          -----------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [--]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

     This Amendment No. 3 amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission on December 29, 2000 by Chase Acquisition Corporation ("Chase"), Court Square Capital Limited ("Court Square"), Citicorp Banking Corporation ("Citicorp Banking"), Citicorp ("Citicorp"), Citigroup Holdings Company ("Citigroup Holdings"), and Citigroup Inc. ("Citigroup"), as amended by the Statement on Schedule TO, filed January 2, 2001, Amendment No. 1 to Schedule TO, filed January 19, 2001, Amendment No. 2 to Schedule TO, filed January 22, 2001, Amendment No. 3 to Schedule TO, filed January 29, 2001, Amendment No. 4 to Schedule TO, filed January 30, 2001, Amendment No. 5 to Schedule TO, filed February 1, 2001, Amendment No. 1 to the Statement on
Schedule 13D,  filed  September 20, 2001 and Amendment No. 2 to the Statement on
Schedule 13D, filed May 22, 2002. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D relates to shares of the common stock, par value $0.01 per share ("Common Stock"), of Chase Industries Inc., a Delaware corporation (the "Company"), with its principal executive offices at 14212 County Road, M-50, Montpelier, Ohio 43543.

ITEM 2.   IDENTITY AND BACKGROUND

(a) This Statement on Schedule 13D is being filed by each of the following persons pursuant to Rule 13d-1(a) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934 (the "Act"): (i) Court Square, by virtue of its prior direct beneficial ownership of Common Stock, (ii) Citicorp Banking, by virtue of its ownership of all of the outstanding common stock of Court Square, (iii) Citicorp, by virtue of its ownership of all of the outstanding common stock of Citicorp Banking, (iv) Citigroup Holdings, by virtue of its ownership of all of the outstanding common stock of Citicorp, and (v) Citigroup, by virtue of its ownership of all of the outstanding common stock of Citigroup Holdings (collectively, the "Reporting Persons").

     Attached as Schedule A is information concerning each executive officer and director of each of Court Square and Citigroup, which is ultimately in control of Court Square. Schedule A is incorporated into and made a part of this Statement on Schedule 13D.

(b) The address of the principal business and principal office of each of Court Square, Citicorp and Citigroup is 399 Park Avenue, New York, New York 10043. The address of the principal business and principal office of Citicorp Banking is One Penn's Way, New Castle, Delaware 19720. The address of the principal business and principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19899. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, the business address of each executive officer and director of Court Square named in Schedule A to this Statement on
Schedule 13D is c/o Court Square Capital Limited, 399 Park Avenue, New York, New York 10043. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, the business address of each executive officer and director of Citigroup named in Schedule A to this Statement on Schedule 13D is c/o Citigroup Inc., 399 Park Avenue, New York, New York 10043.

(c) Court Square's principal business is investing in leveraged buy-outs. Citicorp Banking is a holding company, principally engaged, through its subsidiaries, in the general financial services business. Citicorp is a bank holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup Holdings is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers world-wide.

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Court Square, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, each executive officer and director named in Schedule A to this Statement on Schedule 13D is a citizen of the United States.

ITEM 4.   PURPOSE OF THE TRANSACTION.

(a)-(b) Pursuant to the Agreement and Plan of Merger, dated as of May 7, 2002 (the "Merger Agreement"), by and among Olin Corporation, a Virginia corporation ("Olin"), Plumber Acquisition Corp., a Delaware corporation ("Plumber") and the Company, on September 27, 2002 Plumber merged with and into the Company, which became a wholly owned subsidiary of Olin (the "Merger"). Pursuant to the Voting Agreement, dated as of May 7, 2002 (the "Voting Agreement"), by and between Olin and Court Square, Court Square voted all of its shares of Common Stock in favor of the Merger. Upon the consummation of the Merger, the stockholders of the Company, including Court Square, received a fixed exchange ratio of 0.64 shares of Olin common stock for each outstanding share of Common Stock in a tax-free share exchange. Therefore, Court Square is no longer the beneficial owner of any shares of Common Stock.

(d) Upon the consummation of the Merger, the directors of Plumber became the directors of the Company. By operation of the Merger, the two directors of the Company nominated by Court Square are no longer directors of the Company.

(e) Not applicable.

(f) Upon the consummation of the Merger, Plumber was merged with and into the Company, and the Company became a wholly owned subsidiary of Olin.

(g) Upon consummation of the Merger, the Restated Certificate of Incorporation of the Company was amended and the by-laws of the Company, as in effect immediately prior to the Merger, became the by-laws of the surviving corporation.

(h) Upon consummation of the Merger, the Common Stock ceased to be quoted on any quotation system or exchange.

(i) Upon consummation of the Merger, the Common Stock became eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, Court Square currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this Amendment No. 3, as a result of the Merger, Citigroup and its subsidiaries, including Court Square, beneficially own no shares of Common Stock. As a result of the Merger, the aggregate number of shares held by Court Square represents 0% of the outstanding shares of Common Stock.

(b) As a result of the Merger, Court Square, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup may be deemed to share the voting and dispositive power of no shares of Common Stock. As a result of the Merger, the executive officers and directors of Citigroup and Court Square own no shares of Common Stock of the Company.

(c) Except for the transactions contemplated by the Merger Agreement and the Voting Agreement, neither the Reporting Persons, nor, to the best knowledge of each Reporting Person, any of the persons named to this statement on Schedule 13D, has effected a transaction in shares of Common Stock during the past 60 days (excluding transactions that may have been effected by certain subsidiaries of Citigroup for managed accounts with funds provided by third party customers).

(d) Not applicable.

(e) Court Square, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup each ceased to be the beneficial owner of more than 5% of the Common Stock on September 27, 2002 as a result of the Merger.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     (1) Agreement and Plan of Merger, dated as of May 7, 2002, among Olin Corporation, Plumber Acquisition Corp. and Chase Industries Inc., incorporated by reference to Exhibit (1) of Amendment No. 2 to the Statement on Schedule 13D filed May 22, 2002.

     (2) Voting Agreement, dated as of May 7, 2002, among Olin Corporation and Court Square Capital Limited, incorporated by reference to Exhibit (2) of Amendment No.2 to the Statement on Schedule 13D filed May 22, 2002.

     (3) Joint Filing Statement pursuant to Rule 13d-1(k) of the Act.

                                   SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this amendment is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this amendment is being filed on behalf of each of the reporting persons herein.

Dated:   October 16, 2002

                                       COURT SQUARE CAPITAL LIMITED



                                       By:       /s/ Anthony Mirra
                                          -------------------------------------
                                       Name:  Anthony Mirra
                                       Title:  Vice President


                                       CITICORP BANKING CORPORATION



                                       By:       /s/ William Wolf
                                          -------------------------------------
                                       Name:  William Wolf
                                       Title:  Senior Vice President


                                       CITICORP



                                       By:       /s/ Joseph B. Wollard
                                          -------------------------------------
                                       Name:  Joseph B. Wollard
                                       Title:  Assistant Secretary


                                       CITIGROUP HOLDINGS COMPANY



                                       By:       /s/ Joseph B. Wollard
                                          -------------------------------------
                                       Name:  Joseph B. Wollard
                                       Title:  Assistant Secretary

                                       CITIGROUP INC.



                                       By:       /s/ Joseph B. Wollard
                                          -------------------------------------
                                       Name:  Joseph B. Wollard
                                       Title:  Assistant Secretary

                                                                     SCHEDULE A
                          COURT SQUARE CAPITAL LIMITED

Directors

William T. Comfort
Anne Goodbody
David F. Thomas

Officers                               Title

William T. Comfort                     Senior Executive Officer
Byron L. Knief                         Senior Vice President
Michael A. Delaney                     Vice President*
Thomas F. McWilliams                   Vice President*
Paul C. Schorr                         Vice President*
David F. Thomas                        Vice President*

* Denotes the functional title of Managing Director.


                                 CITIGROUP INC.

Directors

C. Michael Armstrong
Alain J.P. Belda (Brazil)
George David
Kenneth T. Derr
John M. Deutch
Gerald R. Ford (Honorary Director)
Alfredo Harp (Mexico)
Roberto Hernandez (Mexico)
Ann Dibble Jordan
Reuben Mark
Dudley C. Mecum
Richard D. Parsons
Andrall E. Pearson
Robert E. Rubin
Franklin A. Thomas
Sanford I. Weill (Chairman)
Arthur Zankel

Officers                               Title

Winifred F.W. Bischoff                 Executive Officer
Michael A. Carpenter                   Executive Officer
Stanley Fischer                        Executive Officer
Joan Guggenheimer                      Executive Officer
William P. Hannon                      Executive Officer

Thomas W. Jones                        Executive Officer
Michael T. Masin                       Executive Officer
Deryck C. Maughan                      Executive Officer
Victor J. Menezes                      Executive Officer
Stephanie B. Mudick                    Executive Officer
Charles O. Prince, III                 Executive Officer
William R. Rhodes                      Executive Officer
Robert E. Rubin                        Executive Officer
Todd S. Thomson                        Executive Officer
Sanford I. Weill                       Executive Officer
Robert B. Willumstad                   Executive Officer

                                 EXHIBIT INDEX

Number      Description

(1) Agreement and Plan of Merger, dated as of May 7, 2002, among Olin Corporation, Plumber Acquisition Corp. and Chase Industries Inc., incorporated by reference to Exhibit (1) of Amendment No. 2 to the Statement on Schedule 13D filed May 22, 2002.

(2) Voting Agreement, dated as of May 7, 2002, among Olin Corporation and Court Square Capital Limited, incorporated by reference to Exhibit (2) of Amendment No. 2 to the Statement on Schedule 13D filed May 22, 2002.

(3)  Joint Filing Statement pursuant to Rule 13d-1(k) of the Act.

                                                                       Exhibit 3

                  AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D


     The undersigned hereby agree that:

     (i) each of them is individually eligible to use the Schedule 13D attached hereto;

     (ii)    the attached Schedule 13D is filed on behalf of each of them; and

     (iii) each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning him or itself; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless he or it knows or has reason to believe that such information is inaccurate.

Dated:   October 16, 2002

                                       COURT SQUARE CAPITAL LIMITED



                                       By:       /s/   Anthony Mirra
                                          -------------------------------------
                                       Name:  Anthony Mirra
                                       Title:  Vice President


                                       CITICORP BANKING CORPORATION



                                       By:       /s/ William Wolf
                                          -------------------------------------
                                       Name:  William Wolf
                                       Title:  Senior Vice President


                                       CITICORP



                                       By:       /s/ Joseph B. Wollard
                                          -------------------------------------
                                       Name:  Joseph B. Wollard
                                       Title:  Assistant Secretary


                                       CITIGROUP HOLDINGS COMPANY



                                       By:       /s/ Joseph B. Wollard
                                          -------------------------------------
                                       Name:  Joseph B. Wollard
                                       Title:  Assistant Secretary

                                       CITIGROUP INC.



                                       By:       /s/ Joseph B. Wollard
                                          -------------------------------------
                                       Name:  Joseph B. Wollard
                                       Title:  Assistant Secretary